Exhibit 1
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[Logo of ECI]

     ECI TELECOM RECEIVES APPROVALS TO DISTRIBUTE A PORTION OF ITS SHARES IN
                            ECTEL TO ITS SHAREHOLDERS
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Petah Tikva, Israel, April 28, 2004. Further to its press release of March 22,
2004, ECI Telecom; (NASDAQ: ECIL), announced today that, having obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7,600,000 shares of ECtel Ltd. held by the Company to the Company's shareholders of record on May 5, 2004. The shares will be distributed on May 10, 2004.


An information statement will be mailed to ECI shareholders of record, providing important information regarding various aspects of the distribution, including the number of ECtel shares to be distributed for each share of ECI, the treatment of fractional shares and the expected tax treatment of the distribution. ECI will withhold shares to cover the tax payable by certain shareholders, and will eventually dispose of such shares.

ABOUT ECI TELECOM ECI
Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, receipt of approvals required in order to effect the contemplated share distribution, actual revenues earned from announced contracts, the general deterioration of the global economy and slowdown in expenditures by telecommunications service providers, our net losses and possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, fluctuations in the results of our subsidiary ECtel, as well as ECtel's ability to complete the sale of its government business, risks relating to our intellectual property, integration of recently combined operations, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2002, as amended, and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
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Jay Kalish:  Phone +(972)-3-926-6255 email: jay.kalish@ecitele.com
Kim Kelly: Phone +(972)-3-926-6092 email: kim.kelly@ecitele.com